*KW 3/11/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2014 RECEIVED
Mail Processing Section FEB 28 2014
Washington DC 193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arthus Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Abernathy Road, 500 Northpark, Suite 400
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hogan 877-623-7887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road	Melville,	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14046683

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Robert Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CertusSecurities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO - CSI

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONYA L FORTUNE
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
July 25, 2017

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Certus Securities, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CertusSecurities, Inc. (the "Company") (a wholly owned subsidiary of CertusHoldings, Inc.), as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CertusSecurities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 26, 2014

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of CertusHoldings, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Cash	$ 465,792	
Deposit with clearing broker-dealer	100,000	
Receivable from clearing broker-dealer	217,967	
Other receivables	79,774	
Prepaid expenses	48,071	
Total Assets		$ 911,604
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 28,672	
Commissions payable	294,849	
Income taxes payable	17,360	
Due to related parties, net	50,007	
Total Liabilities		$ 390,888
Commitments and Contingencies		
Stockholder's Equity		
Common stock, no par value, 5,000,000 shares authorized 1,035,693 shares issued and outstanding		--
Additional paid-in-capital		1,016,906
Retained earnings		(496,190)
Total Stockholder's Equity		520,716
Total Liabilities and Stockholder's Equity		$ 911,604

The accompanying notes are an integral part of this financial statement.

CERTUSSECURITIES, INC.
(A Wholly Owned Subsidiary of Certus Holdings, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2013

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company, a wholly owned subsidiary of CertusHoldings, Inc. ("Parent"), was formed under the laws of the state of Georgia in January 2007. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the securities commissions of various states. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is an introducing broker-dealer supporting multiple brokerage and advisory channels including through its affiliate, CertusWealth Advisors, LLC, as well as independent advisors and third party banking relationships.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2013, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSIT WITH CLEARING BROKER

In accordance with the Company's agreement with its clearing broker-dealer (see Note 5), the Company is required to maintain a deposit of $100,000 in cash or securities. The amount recorded on the accompanying statement of financial condition represents a $100,000 cash deposit with the clearing broker-dealer.

RECEIVABLE FROM CLEARING BROKER-DEALER

The amount recorded as receivable from clearing broker-dealer of $217,967 on the accompanying statement of financial condition represents amounts due from the Company's clearing broker-dealer, who executes and clears transactions on a fully disclosed basis.

OTHER RECEIVABLES

Other receivables are comprised of commissions receivable and amounts due from independent representatives for reimbursable expenses. The Company generally does not require collateral or other security to support these receivables. At December 31, 2013, the Company determined that no reserve against other receivables was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

INCOME TAXES

The Company's taxable income, losses and credits are included in the consolidated federal income tax return filed by its Parent. Federal and state income taxes are calculated as if the companies file their taxes on a separate return basis.

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income. Deferred taxes were insignificant at December 31, 2013.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company evaluates each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, and the decision not to file a tax return. As of December 31, 2013, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2013.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include deposit with clearing broker, due from clearing broker-dealer, other receivables, accounts payable and accrued expenses and other liabilities.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

In the normal course of business, customers execute securities transactions through the Company. These activities may expose the Company to risk in the event the customer or other broker-dealer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. It is the Company's policy to review, as necessary, the credit rating of each customer and broker-dealer.

At December 31, 2013, no customers accounted for more than 10% of the total receivable from clearing broker-dealer.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company and its affiliate, CertusInvestment Advisors, LLC (Certus Advisors") are parties to an Introducing Broker Agreement whereby Certus Advisors introduces accounts to the Company on a fully disclosed basis and the Company acts as an introducing broker to clearing agents to provide clearing and execution services to the fully disclosed accounts.

In addition, Certus Advisors utilizes the Company to provide accounting and administrative services for their business.

The Company and another affiliate, CertusBank, N.A. ("CertusBank") are parties to a Securities Activities and Services Agreement whereby the Company provides certain financial products and services, including brokerage and related services to customers of CertusBank.

The following table sets forth the Company's related party assets and liabilities at December 31, 2013:

Due from Certus Advisors	$ 2,044
Due to CertusBank	(39,600)
Due to Certus Advisors	(12,451)
Due to Related Parties, Net	$(50,007)

NOTE 5 - CLEARING AGREEMENT

The Company is party to an agreement with a clearing broker-dealer to execute and clear transactions and carry accounts, on a fully disclosed basis, on behalf of the Company and the Company's customers, which are introduced by the Company to the clearing broker-dealer. In accordance with this clearing agreement, the Company is required to maintain a $100,000 deposit in cash or securities. The clearing agreement also requires that the Company maintain a minimum net capital of $100,000.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

OFFICE LEASE

The Company leases its office facilities under an operating lease.

As of December 31, 2013, future minimum lease payments under the office lease are as follows:

For the Year Ending December 31,	Minimum Lease Commitment
2014	$ 73,748
2015	73,748
Total	$147,496

PHANTOM STOCK

In connection with the acquisition of the business in July 2011, the Company is obligated to purchase 51,787 shares of phantom stock from former shareholders. The Company has the right to redeem the shares at any time after the 36 month anniversary of the purchase at a price per share of 1.5 times the book value per share of the outstanding capital stock of the Company. Holders of the phantom stock have the right to compel the Company to redeem the shares at book value per share of the outstanding capital stock of the Company after the 60 month anniversary of the purchase. The contingent liability related to this obligation at December 31, 2013 was not significant.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2013, the Company had net capital of $434,637, which was $384,637 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1 at December 31, 2013.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through the date this financial statement was available to be issued.